October 31, 2006

NEWS RELEASE

Drilling Confirms San Luis’ Bonanza Gold and Silver Grades

Denver, CO. and Vancouver, B.C. – Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (TSX: SSO; NASDAQ: SSRI) are pleased to announce results of the first four drill holes at their San Luis joint venture in central Peru. All four drill holes intercepted bonanza-grade gold and silver mineralization beneath trenches in the Ayelén Vein.

Bonanza Gold and Silver Grades Continue at Depth

Significant drill intercepts include:

·

in Hole SL06-01, an angled hole drilled below Trench A-11, 20.7 feet averaging 1.42 ounces per ton gold and 34.4 ounces per ton silver (6.3 meters averaging 48.7 grams per tonne gold and 1,180 grams per tonne silver).

·

in Hole SL06-04, an angled hole drilled 50 meters north of Hole SL06-01 below Trench A-13, 12.8 feet averaging 0.95 ounces per ton gold and 23.5 ounces per ton silver (3.9 meters averaging 32.6 grams per tonne gold and 806 grams per tonne silver) within 26.8 feet averaging 0.54 ounces per ton gold and 14.8 ounces per ton silver (8.2 meters averaging 18.6 grams per tonne gold and 509 grams per tonne silver).

Detailed results are provided in the table below.

San Luis Project Diamond Core Drill Results – October 2006
				Gold	Silver	Gold	Silver
	From	To	Interval*	(grams per	(grams per	Equivalent **	Equivalent **
Drill	(meters/	(meters/	(meters/	tonne/	tonne/	(ounces per ton)	(ounces per ton)
Hole	feet)	feet)	feet)	ounces per ton)	ounces per ton)
SL06-01	45.0 m	51.3 m	6.3 m	48.7 g/t	1,180 g/t	2.11 oz./t AuEq	105.4 oz./t AgEq
	147.6 ft	168.3 ft	20.7 ft	1.42 opt	34.4 oz./t
SL06-02	68.5 m	77.6 m	9.1 m	23.5 g/t	626 g/t	1.05 oz./t AuEq	52.3 oz./t AgEq
	224.7 ft	254.6 ft	29.8 ft	0.68 oz./t	18.3 oz./t
SL06-03	54.2 m	60.9 m	6.6 m	25.3 g/t	576 g/t	1.08 oz./t AuEq	53.8 oz./t AgEq
	177.8 ft	199.8 ft	21.8 ft	0.74 oz./t	16.8 oz./t
includes	56.8	60.3	3.5 m	36.4 g/t	889 g/t	1.58 oz./t AuEq	78.9 oz./t AgEq
			11.6 ft	1.06 oz./t	25.9 oz./t
SL06-04	77.9 m	86.1 m	8.2 m	18.6 g/t	509 g/t	0.84 oz./t AuEq	41.8 oz./t AgEq
	255.6 ft	282.5 ft	26.8 ft	0.54 oz./t	14.8 oz./t
includes	77.9 m	81.8 m	3.9 m	32.6 g/t	806 g/t	1.42 oz./t AuEq	71.0 oz./t AgEq
	255.6 ft	268.4 ft	12.8 ft	0.95 oz./t	23.5 oz./t
* True width to be determined.

** Gold-equivalent ounces calculation assumes a 50:1 silver: gold ratio, based on closing prices at October 27, 2006.

Metallurgical recoveries have not been determined and therefore have not been considered in the gold/silver equivalent calculations.

Holes SL06-01 and 02 were drilled from the same platform and intersected the Ayelén Vein below Trench A-11 at approximately 30 and 60 meters, respectively, below the surface. Holes SL06-03 and 04 were drilled below Trench A-13 from a separate platform to the north. They intersected the Ayelén Vein at approximately 45 and 65 meters, respectively, below the surface outcrop. The mineralization is open at depth and along strike. 1

A location map and cross sections are attached to this news release.

To date the joint venture has completed 12 drill holes, including holes SL06-01 to 04, totaling approximately 1,500 meters of an initial planned 4,000 meter core drill program. In order to confirm drill hole mineralization, obvious vein mineralization in holes SL-06-01 to 04 was sampled and assayed on an expedited basis, samples from the remainder of these holes will be assayed in due course. Results from the remainder of this drill program will be released as received.

Potential for Significant Deposits

Five veins have been identified from prospecting on the property for a total of over five kilometers of exposed veins. These include the Inés Vein, 100 meters to the east of Ayelén, where channel sampling along a 75-meter section also identified high-grade mineralization. The presence of significant gold and silver in both veins is considered to be evidence of high-grade ore shoots. This is typical of epithermal vein systems, which frequently have multiple shoots or ore bodies within the system.

Expanding Exploration Activities

As a result of the positive drilling results, a second drill rig has been contracted and is expected on-site in mid-December. Drilling is planned to continue through the December-to-March rainy season. Also, a local geologic consulting group has been engaged to undertake a stream-sediment sampling program over the entire claim block with the objective of identifying additional areas for detailed prospecting. The property consists of more than 12,000 hectares under title. Additional concessions of more than 13,000 hectares have been applied for, increasing the claim block to over 25,000 hectares (over 95 square miles). Granting of title to the new concessions is expected shortly.

Joint Venture Interests

Silver Standard has now completed the required spending to increase its holding in the San Luis property to 55%. The next US$1.5 million of joint venture expenditures will be funded in

1 William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

accordance with each party’s joint-venture interest. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production. At June 30, 2006, Esperanza had C$4.8 million in cash and short term investments, sufficient to fund its 45% share of the next US$1.5 million exploration phase at San Luis.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. Silver Standard is also a significant shareholder of Esperanza. (SSRI-SL)

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information, contact:

Esperanza Silver Corporation William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com

Silver Standard Resources Inc.

Robert A. Quartermain, President

Vancouver, B.C.

Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations Vancouver, B.C.

N.A/ toll-free: (888) 338-0046

Direct: (604) 484-8212

E-Mail: invest@silverstandard.com www.silverstandard.com

Quartz Vein
Andesite with Quartz Veinlets
Drill Hole Collar
EOH
Ayel n Vein
SL06-05
SL06-03
SL06-04
SL06-02
SL06-01
N

Esperanza
SILVER CORPORATION

San Luis Project
Ancash, Peru
Drill Hole Location Map
October 2006

0 37.5 75
meters
Scale: 1:2,000

Trench A-11
6.0m, 78.4 gpt Au, 2082 gpt Ag
19.6 feet, 2.29 opt Au, 60.7 opt Ag
6.3m, 48.7 gpt Au, 1180 gpt Ag
20.7 feet, 1.42 opt Au, 34.4 opt Ag
9.1m, 23.5 gpt Au, 626 gpt Ag
29.8 feet, 0.68 opt Au, 18.3 opt Ag
SL06-01
85m
SL06-02
127.5m
Hanging Wall Agglomerate
Rhyolite Dike
Quartz Vein
Foot Wall Andesite
Projected Gold/Silver Zone
Esperanza
SILVER CORPORATION
San Luis Project
Ancash, Peru
Schematic Cross Section
Section 8,960,885
0
10
20
meters
Scale: 1:500
October 31, 2006

Trench A-13
7.1m, 33.3 gpt Au, 704 gpt Ag
23.4 feet, 0.97 opt Au, 20.5 opt Ag
Hanging Wall Agglomerate
Rhyolite Dike
Quartz Vein
Foot Wall Andesite
Projected Gold/Silver Zone
6.6m, 25.3 gpt Au, 576 gpt Ag
21.75 feet, 0.74 opt Au, 16.8 opt Ag
8.2m, 18.6 gpt Au, 509 gpt Ag
26.80 feet, 0.54 opt Au, 14.83 opt Ag
includes
3.9m, 32.59 gpt Au, 806 gpt Ag
12.8 feet, 0.95 opt Au, 23.5 opt Ag
SL06-04
95m
SL06-03
120m
Esperanza
SILVER CORPORATION
San Luis Project
Ancash, Peru
Schematic Cross Section
Section 8,960,910
0
10
20
meters
Scale: 1:500
October 31, 2006